UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Planet Technologies, Inc.
(formerly known as Planet Polymer Technologies, Inc.)

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

727044 20 8

(CUSIP Number)

Bruce A. Backberg

Senior Vice President

The St. Paul Travelers Companies, Inc.

385 Washington Street

St. Paul, Minnesota  55102

(651) 310-7916

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 727044 20 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The St. Paul Travelers Companies, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100,000 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) HC and CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) St. Paul Fire and Marine Insurance Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100,000 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) IC and CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Split Rock Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100,000 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Windamere III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) Not Applicable
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 100,000 (see Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 100,000 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable

13.	Percent of Class Represented by Amount in Row (11) 5.2%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Planet Technologies, Inc., formerly known as Planet Polymer Technologies, Inc., a California corporation (“Planet Technologies”).  The address of the principal executive offices of Planet Technologies is 6835 Flanders Drive, Suite 100, San Diego, CA 92121.

Item 2.	Identity and Background

(a)           This Statement is filed by and on behalf of The St. Paul Travelers Companies, Inc. (“The St. Paul”), St. Paul Fire and Marine Insurance Company (“F&M”), Split Rock Partners, LLC (“Split Rock”) and Windamere III, LLC (“Windamere”).  The St. Paul, F&M, Split Rock and Windamere are sometimes collectively referred to herein as the “Reporting Persons.”

(b)           The principal business address of each of The St. Paul and F&M is 385 Washington Street, St. Paul, Minnesota  55102.  The principal address of Split Rock is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.  The principal address of Windamere is 6402 Cardeno Drive, La Jolla, CA 92037.

(c)           Each of The St. Paul and F&M is a Minnesota corporation and is principally engaged in the insurance business.  Each of Split Rock and Windamere is a Delaware limited liability company and is principally engaged in the venture capital business.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)            Not applicable

Information called for by Items 2-6 of this Schedule 13D concerning the directors and executive officers of each of the Reporting Persons is set forth in Exhibit 1 attached hereto and incorporated herein by this reference.

Item 3.	Source and Amount of Funds or Other Consideration

On November 30, 2004, Windamere purchased in a private placement offering, 5,000,000 shares of Common Stock of Planet Technologies at a purchase price of $0.05 per share, for an aggregate purchase price of $250,000.  Subsequently, on December 6, 2004, Planet Technologies effected a 1 for 50 reverse stock split, resulting in Windamere holding an aggregate of 100,000 shares of Common Stock.  Corporate funds of Windamere were used to purchase the shares.

On or about December 17, 2004, Windamere intends to purchase an additional 100,000 shares of Common Stock of Planet Technologies at a purchase price of $2.50 per share (on a post-split basis), for an aggregate purchase price of $250,000.  Corporate funds of Windamere will be used to purchase the shares.

No funds used or to be used to purchase any of the shares of Common Stock reported on this Statement were or will be borrowed.

Item 4.	Purpose of Transaction

On November 30, 2004, Windamere purchased in private placement offering, 5,000,000 shares of Common Stock of Planet Technologies at a purchase price of $0.05 per share (including brokers’ commissions), an aggregate purchase price of $250,000.  Subsequently, on December 6, 2004, Planet Technologies effected a 1 for 50 reverse stock split, resulting in Windamere holding an aggregate of 100,000 shares of Common Stock.  Corporate funds of Windamere were used to purchase the shares.

On or about December 17, 2004, Windamere intends to purchase an additional 100,000 shares of Common Stock of Planet Technologies at a purchase price of $2.50 per share (on a post-split basis), for an aggregate purchase price of $250,000.  Corporate funds of Windamere will be used to purchase the shares.

No funds used or to be used to purchase any of the shares of Common Stock reported on this Statement were or will be borrowed.

The Reporting Persons or their affiliates may from time to time purchase shares of Common Stock, either in brokerage transactions, in the over-the-counter market or in privately negotiated transactions.  Any decision to increase their holdings in Planet Technologies will depend, however, on numerous factors, including without limitation the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale and the prospects and profitability of Planet Technologies, and general economic conditions and stock and money market conditions.  At any time, the Reporting Persons may also determine to dispose of some or all of the Common Stock, depending on various similar considerations.

Except as otherwise provided in this Item 4 and other than as to matters that Scott Glenn (the Managing Member of Windamere) as Chairman of the Board, President and Chief Executive Officer of Planet Technologies, may consider and discuss with other Planet Technologies officers and board members from time to time, none of the Reporting Persons or any of their affiliates has any present plans or proposals which relate to or would result in:

•              the acquisition by any person of additional securities of Planet Technologies or the disposition of securities of Planet Technologies;

•              an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Planet Technologies;

•              a sale or transfer of a material amount of assets of Planet Technologies;

•              any change in the present board of directors or management of Planet Technologies, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•              any material change in the present capitalization or dividend policy of Planet Technologies;

•              any other material change in Planet Technologies’ business or corporate structure;

•              changes in Planet Technologies’ articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Planet Technologies by any person;

•              causing a class of securities of Planet Technologies to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•              a class of equity securities of Planet Technologies becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or

•              any action similar to any of those listed above.

Item 5.	Interest in Securities of the Issuer

(a)           1.             Amount beneficially owned:  Each of the Reporting Persons may be deemed to own beneficially 100,000 shares of Common Stock of Planet Technologies.  F&M is a wholly owned subsidiary of The St. Paul.  F&M owns a controlling interest in Windamere.  Windamere is managed by the Managing Member, Scott L. Glenn; however, investments or dispositions in excess of certain amounts must be approved by the board of directors of Windamere.  Split Rock has the right to appoint a majority of the members of the board of directors of Windamere.  Decisions by Split Rock with respect to who to appoint as Windamere directors are made by a two-thirds vote of the four Split Rock Managing Directors.  Windamere is the record owner of 100,000 shares of Common Stock on a post-split basis.  By virtue of the affiliate relationships among the Reporting Persons, each Reporting Person may be deemed to own beneficially all of the shares described in this Schedule 13D.

2.             Percent of class:  Reporting Persons:  5.2%.  The foregoing percentages are calculated based on the 1,910,317 shares of Common Stock reported to be outstanding by the Issuer to the Reporting Persons.

(b)           Number of shares as to which each of the Reporting Persons has:

(i)	Sole power to vote or to direct the vote	0
(ii)	Shared power to vote or to direct the vote	100,000
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	100,000

(c)           Other than as reported in this Statement, no Reporting Person has effected any transaction in the Common Stock of Planet Technologies during the past 60 days.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which has been filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

The shares of Common Stock reported on this Statement as beneficially owned by the Reporting Persons were issued pursuant to a Subscription Agreement between Windamere and Planet Technologies dated November 29, 2004, a copy of which has been filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.  The shares of Common Stock reported on this Statement are entitled to certain registration rights pursuant to a Registration Rights Agreement dated November 30, 2004 between Planet Technologies and Allergy Free, LLC, a copy of which has been filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

Except as described herein and in Exhibit 1 to this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or among the Reporting Persons and any other person with respect to any securities of Planet Technologies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Information concerning directors and executive officers of The St. Paul Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company, Split Rock Partners, LLC and Windamere III, LLC
Exhibit 2	Agreement among The St. Paul Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company, Split Rock Partners, LLC and Windamere III, LLC
Exhibit 3	Subcription Agreement dated November 29, 2004 between Windamere III, LLC and Planet Technologies, Inc.
Exhibit 4	Registration Rights Agreement dated November 30, 2004 between Planet Technologies, Inc. and Allergy Free, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

December 9, 2004

THE ST. PAUL TRAVELERS COMPANIES, INC.

By:	/s/	Bruce A. Backberg
Bruce A. Backberg
Its:		Senior Vice President

ST. PAUL FIRE AND MARINE INSURANCE COMPANY

By:	/s/	Bruce A. Backberg
Bruce A. Backberg
Its:		Senior Vice President

SPLIT ROCK PARTNERS, LLC

By:	/s/	Steven L.P. Schwen
Steven L.P. Schwen
Its:		Chief Financial Officer

WINDAMERE III, LLC

By:	/s/	Scott L. Glenn
Scott L. Glenn
Its:		Managing Member

EXHIBIT INDEX

Exhibit No.	Description	Method of Filing
1	Information concerning directors and executive officers of The St. Paul Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company, Split Rock Partners, LLC and Windamere III, LLC	Filed herewith.

2	Agreement among The St. Paul Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company, Split Rock Partners, LLC and Windamere III, LLC	Filed herewith.

3	Subcription Agreement dated November 29, 2004 between Windamere III, LLC and Planet Technologies, Inc.	Filed herewith.

4	Registration Rights Agreement dated November 30, 2004 between Planet Technologies, Inc. and Allergy Free, LLC.	Filed herewith.